November 9, 2010
Via EDGAR & Facsimile
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549-3561
Re:     Gas Natural Inc.
Request for Acceleration of Registration Statement on Form S-1
SEC File No. 333-167859
Dear Mr. Owings,
     With respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of Gas Natural Inc. (the “Company”), that that the Registration Statement be declared effective as soon as possible after the filing of Amendment No. 5 to the Registration Statement, and by 5:00 p.m., on November 9, 2010 or as soon as possible thereafter.
     In connection with the foregoing, please be advised that the following distribution was made of the Preliminary Prospectus dated November 2, 2010:

400	to prospective underwriters and dealers;

35	to institutional investors;

0	to others.

     Each prospective Underwriter of the offering has represented to us that it will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, JANNEY MONTGOMERY SCOTT LLC
By:	/s/ Joseph D. Culley, Jr.
	Name:	Joseph D. Culley, Jr.
	Title:	Managing Director Head of Infrastructure Group